United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    ☐    No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes    ☐    No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale announces changes in its Executive Committee

Rio de Janeiro, September 21st, 2021 - In March 2021, Vale S.A. (“Vale” or the “Company”) announced the creation of the Executive Vice President of Strategy and Business Transformation, responsible for leading initiatives to position Vale for the future, aggregating the Mineral Exploration, Business Development, Innovation and Digital Transformation areas. The Executive Vice President will also integrate the Company's transformation efforts to achieve its ambitions of being a benchmark in safety, a world-class reliable operator, a talent-driven organization, a leader in low-carbon mining and a reference in value creation and sharing.

To lead as this Executive Vice President, Vale announces Luciano Siani Pires, who since 2012 has held the position of Executive Vice President of Finance and Investor Relations. For this new challenge Luciano brings his vast experience as a member of the Company's Executive Committee, having already led, in addition to the Finance Area, the Shared Services Center, Supplies, Information Technology and Projects areas, besides of having been a Board member, Global Strategy Director and Global Human Resources Director before joining the Executive Committee.

“Luciano deeply knows the Company and the industry and has the respect and the admiration of the organization and our business partners. He is a great name to lead the construction of our future and also gives us assurance that growth will take place with capital discipline”, said Eduardo Bartolomeo, Vale’s CEO.

To occupy the position of Executive Vice President of Finance and Investor Relations, Vale announces the arrival of Gustavo Pimenta, who has been working at AES for twelve years - as global CFO for the past three years, having previously held the functions of CFO of several business units in Brazil and abroad. Prior to that, he held the positions of Director of Planning and Strategy and Vice President of Performance and Services.

At AES, Gustavo led the company's global repositioning to a company focused on ESG and low carbon, having actively participated in the group's Diversity and Inclusion initiatives. He is a member of several Boards of companies such as AES Gener in Chile and AES Clean Energy in the US. Prior to AES, he was Vice President of Strategy and M&A at Citibank in New York and worked as an Auditor at KPMG for three years earlier in his career.

According to Eduardo Bartolomeo, “Gustavo represents a relevant addition to the Executive Committee, bringing his global experience and a renewed vision to our business, with strong leadership capacity in directing our collective efforts to achieve Vale's ambitions”.

The changes are effective as of November 1st, 2021.

Vale S.A.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21st, 2021	Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations